August 9, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-13-10

QUATERRA GRANTS STOCK OPTIONS

VANCOUVER, B.C. - Quaterra Resources Inc. today announced that pursuant to the Company’s stock option plan, option agreements were entered into with directors, officers, employees, and consultants granting the right to purchase an aggregate of 2,155,00 shares at an exercise price of $1.29 per share for a five year period.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
Scott Hean,
Chief Financial Officer, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla, Corporate Communications at ph: (604) 641.2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management